February 2, 2007

Daniel L. Gordon, Accounting Branch Chief,
Division of Corporation Finance,
United States Securities and Exchange Commission,
100 F Street N.E.,
Washington, D.C. 20549

Attention: Mr. James Webster

Dear Mr. Gordon,

RE:	visionGATEWAY, Inc.
Form 10-KSB for the year ended April 30, 2006 Filed September 15, 2006 File No. 0-30499

I refer to your letter of January 24, 2007 in relation to the Commission’s review of our filings on Form 10-KSB and Form 10-QSB.

We appreciate the review and your assistance to ensure that we meet fully with your requirements. Our responses to your comments have also been reviewed by our auditors who had reviewed the Form 10-KSB and Form 10-QSB filings.

In relation to your specific review comments we have outlined our responses below:

1.	Form 10-KSB - Note 4 - Issuance of Stock - page F-11

Details of the amount of compensation expense (where applicable) that was recorded for each of the stock issuances listed on page F-11, along with the basis for their determination, is outlined below in the attachments.

●	Attachment 1 relates to transactions in the Year Ended April 2005

●	Attachment 2 relates to transactions in the Year Ended April 2006

2.	Form 10-QSB - Note 4 - Acquisitions

Status of the potential acquisitions of eBanx, Centile and Saturn IQ are outlined below.

eBanx - A Letter of Intent outlining the proposed terms for visionGATEWAY to acquire eBanx was signed with the owners of eBanx last year. We are still completing due diligence of eBanx as permitted by the Letter of Intent in relation to its primary investment in a Chinese technology company. We are also still finalizing the associated Purchase Agreement and related terms. This agreement still remains in executory form and has not been completed.

Centile - We completed a Purchase Agreement with the owner of Centile last year. However, part of the terms of the purchase agreement required both parties to ensure and clearly state that they were completely satisfied with all levels of due diligence before the transaction could be finalized. To date both parties have been unable to completely satisfy themselves in relation to all aspects of the required due diligence. These areas of review are still under consideration and the Purchase Agreement still remains open.

Saturn IQ - A Letter of Intent outlining the proposed terms for visionGATEWAY to acquire Saturn IQ was signed with Saturn IQ last year. A draft purchase agreement is currently under preparation. However we are still completing due diligence of Saturn IQ before we will agree to the terms of the Purchase Agreement. Currently we are waiting for Saturn IQ to provide the latest materials and accounts that we have requested.

When these acquisitions move closer to nearing completion and formal contracts have been completed, we confirm that we will provide the required audited financials statements and the pro-forma financial statements within the required time period.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust the above adequately explains the queries from your review. If there is any aspect of this letter that needs clarification, please do not hesitate to contact me directly on 858-794-1416 or through my e-mail address emersonmf@visiongateway.net.

Very truly yours,

Michael Emerson
Chief Executive Officer
visionGATEWAY

Attachment 1 - Issuance of Stock - Year Ended April 2005

The Company issued additional shares of common stock in the quarter to July 31, 2004, in the following manner.

# Shares	Issued to:	Issued for:	Compensation Expense Amount	Basis for determination
500,000	Company officer/shareholder	Management services as per 2003 contract	US$50,000	Average market price over the service period. Discounted for restriction
50,000	Individual	Legal services	US$49,611	Value of the legal services performed. Discounted for restriction.
750,000	Outside Professionals	Services	US$100,000	Average market price over the service period. Discounted for restriction
650,000	Investor	Capital conversion	n/a	Conversion of capital contribution received during 2002/2003 to shares based on market price at time of capital contribution. Discounted for restriction.
500,000	Creditor/Lender	Loan settlement	n/a	Average Market price over loan period. Discounted for restriction.
2,450,000	Total

Attachment 2 - Issuance of Stock - Year Ended April 2006

The Company issued additional shares of common stock in the quarter to July 31, 2005, in the following manner.

# Shares	Issued to:	Issued for:	Compensation Expense Amount	Basis for determination
25,000	Non-Executive Director	Directors Fees	US$26,600	Market price

The Company issued additional shares of common stock in the quarter to October 31, 2005, in the following manner.

# Shares	Issued to:	Issued for:	Compensation Expense Amount	Basis for determination
50,000	Securities Company	Investor Relations & Fund Raising Services	US$25,000	Average market price over the service period. Discounted for restriction.

The Company issued additional shares of common stock in the quarter to April 30, 2006, in the following manner.

# Shares	Issued to:	Issued for:	Compensation Expense Amount	Basis for determination
25,000	Outside Professionals	Investor Relations & Marketing Services	US$10,473.91	Average market price over service period. Discounted for Restriction.
507,501	Investment Banking Firm	Commitment fee in relation to SEDA Funding	US$290,000	Market price. Discounted for restriction
17,499	Securities Company	Placement Agent Fee re SEDA Funding	US$10,000	Market price.
58,928	Outside Professionals	Investor Relations & Marketing Services	US$30,000	Market price. Discounted for restriction.
11,607	Individual	Investor Relations & Marketing Services	US$6,500	Market price.
620,535	Total